                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 14D-9

                            (Amendment No. 1)


             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                          PRUDENTIAL REALTY TRUST
                         (Name of Subject Company)




                          PRUDENTIAL REALTY TRUST
                   (Name of Person(s) Filing Statement)


          CAPITAL SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01
                      (Title of Class of Securities)


                                74435P-20-3
                   (CUSIP Number of Class of Securities)


                        Donna M. Dellechiaie, Esq.
                        Associate Regional Counsel
                          Prudential Realty Group
                             3 Gateway Center
                      100 Mulberry Street, 14th Floor
                      Newark, New Jersey  07102-4077
                                (201) 802-5412

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 Copy to:

                          Michael M. Maney, Esq.
                            Sullivan & Cromwell
                             125 Broad Street
                         New York, New York  10004
                              (212) 558-4000

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated May 31, 1995 (the "Schedule 14D-9"), filed by Prudential Realty Trust, a Massachusetts business trust (the "Trust"), relating to the tender offer disclosed in the Schedule 14D-1, dated May 17, 1995, as amended (the "Schedule 14D-1"), of the bidder, Black Bear Realty, Ltd., a newly formed Ohio limited liability company (the "Bidder"), of which Richard M. Osborne is the sole managing member, to purchase all of the outstanding Capital Shares of the Trust upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1995, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-9.


Item 7.   Certain Negotiations and Transactions by the Subject Company.


          Item 7 is hereby amended and supplemented by adding thereto the following:

          (b) In continuation of the process that the Trust began in December, 1994 of evaluating all strategic options available to maximize the value of the Trust to its shareholders as the Trust approaches its scheduled liquidation date, the Trust entered into a Purchase and Sale Agreement (the "Agreement"), dated June 7, 1995, with Security Capital Industrial Trust, a Maryland real estate investment trust ("Buyer"), for the sale of the Trust's Park 100 property located in Indianapolis, Indiana ("Park 100").
The purchase price for Park 100 is $39.2 million (subject to adjustment as provided for in the Agreement), which is payable in cash (the "Purchase Price").

          The closing of the sale of Park 100 (the "Closing") is to occur no later than ten (10) days after the expiration of a 45-day due diligence period (such period to commence on the date of the Agreement), subject to extensions as provided therein. Closing is contingent upon the satisfactory completion of the due diligence review by Buyer and other customary conditions for transactions of this nature.

          No later than one business day after the date of the Agreement, Buyer must deposit $1,000,000 in cash as earnest money ("Earnest Money") with an escrow agent. At and upon the Closing, the escrow agent will pay the Earnest Money, including interest thereon, if any, to Seller or to the party entitled to receive the Earnest Money in accordance with the terms of the Agreement.

          If all of the conditions to Buyer's obligations to purchase Park 100 have been satisfied or waived by Buyer and if Buyer fails to consummate the transaction for any reason other than the Trust's default or the exercise by Buyer of an express right of termination as provided for in the Agreement, the Trust's sole remedy is to terminate the Agreement and to retain the Earnest Money as liquidated damages. If the Trust does not consummate the sale of Park 100 for any reason other than the default of Buyer or the exercise by Buyer of a right of termination as provided for in the Agreement, the Earnest Money will be refunded to Buyer. If Buyer terminates the Agreement due to certain circumstances set forth in the Agreement, the Trust shall reimburse Buyer for all out-of-pocket costs and expenses, including reasonable attorneys' fees, incurred by Buyer up to a maximum reimbursement amount of $150,000 in connection with the preparation, negotiation and execution of the Agreement and Buyer's due diligence review of Park 100.

          Buyer will retain $1,000,000 of the Purchase Price at the Closing until the period for which any and all claims which could be subject to indemnification by the Trust has terminated (the "Holdback"). Pursuant to the terms of the Agreement, the Trust will indemnify Buyer for all Losses (as defined in the Agreement) incurred by Buyer as a result of any litigation pending or threatened before any court wherein an adverse judgment would
(a) prevent consummation of any of the transactions contemplated in the Agreement, (b) cause any of such transactions to be rescinded following consummation or (c) adversely affect the right of Buyer to own and operate Park 100. Such indemnity is not limited to the amount of the Holdback or to any other amount.

          A copy of a letter to shareholders and a form of press release announcing the Agreement for the sale of Park 100 are filed as Exhibits 13 and 14 hereto, respectively, and are incorporated herein by reference.

          In addition, on June 2, 1995, in furtherance of the Board's desire to comply with the long-standing policy and intent of the Trust and in accordance with the Declaration, the Board adopted a series of resolutions to effect the liquidation and termination of the Trust, effective immediately prior to completion of the sale of Park 100. The resolutions, among other things, authorize certain officers of the Trust to sell Park 100 and to sell or otherwise liquidate the remaining Properties of the Trust upon such terms as may be approved by a majority of the Unaffiliated Trustees (as defined in the Declaration), and require that, after paying or adequately providing for the payment of all liabilities of the Trust, the Trustees shall distribute the remaining Trust Estate (as defined in the Declaration), in cash or in kind or partly each, among the shareholders of the Trust according to their respective rights under the Declaration.

          The sale of Park 100, together with the potential sales of the other two Trust properties at prices equal to the highest cash bids received to date, could result in a distribution to holders of Income Shares upon liquidation of over $5.00 per Income Share. There would be no available distribution to holders of Capital Shares. This assumes liquidation takes place in December 1995, and includes estimates for commissions and state and local taxes related to the sales, and other expenses related to the liquidation of the Trust.




Item 9.   Material to be Filed as Exhibits.


          Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 13 --  Form of Press Release, dated June 8, 1995.

Exhibit 14 --  Form of Letter to Shareholders of the Trust, dated June 8,
               1995.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 1995


                              PRUDENTIAL REALTY TRUST



                              By:   /s/ Jeffrey L. Danker
                                  Name:  Jeffrey L. Danker
                                  Title:  President